Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On October 28, 2021, Embark issued a press entitled “DHL Supply Chain Partners with Autonomous Software Leader Embark to Deploy Fleet Starting in 2024”. A copy of the press release is set forth below.

DHL Supply Chain Partners with Autonomous Software Leader Embark to Deploy Fleet Starting in 2024

SAN FRANCISCO, Calif. & WESTERVILLE, Ohio--(BUSINESS WIRE)--Embark Trucks, Inc., a leading developer of autonomous technology for the trucking industry, today announced that DHL Supply Chain, the North American contract logistics leader within Deutsche Post DHL, is a member of the Partner Development Program (PDP) and is part of the initial cohort that participated in Embark’s ongoing reservation program, which counts over 14,200 reservations to date. DHL plans to deploy these autonomous trucks within its operations upon commercial launch of the Embark Driver software in 2024.

DHL brings unique insight to the PDP, with extensive and global expertise across all modes, and a history of implementing innovative technologies to improve operational efficiency and solve supply chain challenges. Within the PDP, DHL and Embark conducted a detailed network analysis to begin planning for key factors in deployment, such as determining which lanes to prioritize, where delivery times could be accelerated, and calculating truck volume needs, among other considerations. This detailed planning by DHL and Embark is intended to ensure that DHL is able to derive maximum value from autonomous trucks once they are commercially deployed.

“We are excited to deepen our partnership with DHL, defining where and how autonomous trucks can best slot in alongside other modes of transportation to deliver incremental value to DHL customers,” said Alex Rodrigues, CEO of Embark. “Through the Partner Development Program, DHL and Embark are methodically identifying the best-suited lanes and customers for early deployment, building the groundwork ahead of 2024 commercial deployment.”

As a diversified 4PL with a holistic view of global supply chains – with FTL, LTL, intermodal, ocean, and air expertise – DHL represents the perfect early adopter of autonomous truck technology. DHL’s autonomous truck reservations within the PDP arm the company with a new mode of transportation equipped with a series of unique operational and strategic advantages. With Embark Driver-equipped trucks, DHL plans to reap the anticipated speed, safety, and sustainability benefits of autonomous technology, and pass them on to its global customer network.

“The logistics industry relies on advanced technology solutions like automation to adapt to growing demand and increased expectations around speed,” said Jim Monkmeyer, President, Transportation, DHL Supply Chain. “DHL joined Embark’s PDP to prepare for and mold the deployment of autonomous trucks across its network. We’re thrilled to work together so that our end-customers can unlock the efficiencies of autonomous freight.”

This latest digitalization investment by DHL is part of a core component of the company’s “Strategy 2025 – Delivering excellence in a digital world,” through Globalization, Digitalization, Sustainability, and E-Commerce. DHL has renewed its commitment to harness the sustained potential for profitable long-term growth contained in its core logistics businesses. Furthermore, it will be stepping up the digital transformation of the Group that is already underway in all business divisions with a 2 billion euro investment through 2025.

Embark continues to lead the industry with its bespoke planning analyses, accounting for a variety of logistical and procedural hurdles that need to be addressed to ensure seamless operation of autonomous trucks for partners and customers across the country. Looking ahead, Embark and DHL plan to work through key questions such as which DHL facilities to map directly into Embark’s coverage map to support point-to-point movements, where autonomous trucks may provide an opportunity to grow total miles traveled, and how to prepare the broader DHL workforce for this transformation.

This news comes ahead of Embark’s planned merger with Northern Genesis Acquisition Corp. II (NYSE:NGAB) (“Northern Genesis 2”) and listing on the NASDAQ on the week of November 9 under the new ticker “EMBK. subject to a vote by the stockholders of Northern Genesis 2.” Since publicizing the definitive business combination agreement with Northern Genesis 2 in June 2021, Embark has added members to the PDP, expanded its transfer point network, refined transfer point operations, worked closely with Tier 1 suppliers on the scaling of the Embark Universal Interface, and secured 14,200 non-binding reservations for its autonomous trucks.

About Embark

Embark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 35,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

About DHL – The logistics company for the world

DHL is the leading global brand in the logistics industry. Our DHL divisions offer an unrivalled portfolio of logistics services ranging from national and international parcel delivery, e-commerce shipping and fulfillment solutions, international express, road, air and ocean transport to industrial supply chain management. With about 400,000 employees in more than 220 countries and territories worldwide, DHL connects people and businesses securely and reliably, enabling global sustainable trade flows. With specialized solutions for growth markets and industries including technology, life sciences and healthcare, engineering, manufacturing & energy, auto-mobility and retail, DHL is decisively positioned as “The logistics company for the world”.

DHL is part of Deutsche Post DHL Group. The Group generated revenues of more than 66 billion euros in 2020. With sustainable business practices and a commitment to society and the environment, the Group makes a positive contribution to the world. Deutsche Post DHL Group aims to achieve zero-emissions logistics by 2050 and secured 14,200 non-binding reservations for its autonomous trucks.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and in the registration statement on Form S-4 and definitive proxy statement/prospectus and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. The Registration Statement has been declared effective, and Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions are set forth in Northern Genesis 2’s proxy statement/prospectus filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Embark Trucks, Inc.
Investor Relations:
EmbarkIR@icrinc.com

Media:
EmbarkPR@icrinc.com

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